

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Marc Johnson
Chief Financial Officer
NextSource Materials Inc.
130 King Street West, Exchange Tower Suite 1940,
Toronto, Ontario
Canada M5X 2A2

> **Re: NextSource Materials Inc.**
> **Form 20-F for the Fiscal Year ended June 30, 2020**
> **Filed December 7, 2020**
> **File No. 000-51151**

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation